RED LION HOTELS CORPORATION

201 W. North River Drive, Suite 100

Spokane, Washington 99201

November 16, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Red Lion Hotels Corporation
Registration Statement on Form S-3
Filed July 29, 2016 (File No. 333-212790), as amended

Ladies and Gentlemen:

Red Lion Hotels Corporation hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced registration statement (the “Registration Statement”) to Friday, November 18, 2016, at 4:00 p.m. EST, or as soon thereafter as practicable.

Please notify Frank Woodruff of Riddell Williams, P.S., counsel to the undersigned, at (206) 389-1519 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

RED LION HOTELS CORPORATION

By:	/s/ Thomas L. McKeirnan
Thomas L. McKeirnan
Executive Vice President,
General Counsel and Secretary

cc:	Frank Woodruff